KWESST MICRO SYSTEMS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three and nine months ended June 30, 2023

(Expressed in Canadian Dollars)

KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

All references in this management's discussion and analysis (the "MD&A") to "KWESST", "we", "us", "our", and the "Company" refer to KWESST Micro Systems Inc. and its subsidiaries as at June 30, 2023. This MD&A has been prepared with an effective date of August 14, 2023.

This MD&A should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three and nine months ended June 30, 2023 ("Q3 Fiscal 2023 FS") and the annual audited consolidated financial statements and related notes for the year ended September 30, 2022 ("Fiscal 2022 FS"). The financial information presented in this MD&A is derived from these unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A contains forward-looking statements involves risk, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See "Forward-Looking Statements".

All references to $ or dollar amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information, including press releases, relating to KWESST is available for view on SEDAR at www.sedar.com.

NON-IFRS MEASURES

In this MD&A, we have presented earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA that has been adjusted for the removal of share-based compensation, foreign exchange loss (gain), change in fair value of derivative liabilities, and any one-time, irregular and nonrecurring items ("Adjusted EBITDA") to provide readers with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also uses non-IFRS measures, in addition to IFRS financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes, and to evaluate our financial performance. We believe that these non-IFRS financial measures enable us to identify underlying trends in our business that could otherwise be hidden by the effect of certain expenses that we exclude in the calculations of the non-IFRS financial measures.

Accordingly, we believe that these non-IFRS financial measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis in the business and provides useful information to investors and securities analysts, and other interested parties in understanding and evaluating our operating results, enhancing their overall understanding of our past performance and future prospects.

We caution readers that these non-IFRS financial measures do not replace the presentation of our IFRS financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with IFRS. There are limitations in the use of non-IFRS measures because they do not include all the expenses that must be included under IFRS as well as they involve the exercise of judgment concerning exclusions of items from the comparable non-IFRS financial measure. Furthermore, other peers may use other non-IFRS measures to evaluate their performance, or may calculate non- IFRS measures differently, all of which could reduce the usefulness of our non-IFRS financial measures as tools for comparison.

GOING CONCERN

As an early-stage company, we have not yet reached commercial production for most of our products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. KWESST's Q3 Fiscal 2023 FS have been prepared on the "going concern" basis which presumes that KWESST will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Refer to Note 2(a) of the Q3 Fiscal 2023 FS.

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KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

Trademarks

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This MD&A also contains additional trademarks, trade names and service marks belonging to other companies. Solely for convenience, trademarks, trade names and service marks referred to in this MD&A may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking statements"). Such forward- looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relating to us include, among other things, statements relating to:

• our expectations regarding our business, financial condition and results of operations;

• the future state of the legislative and regulatory regimes, both domestic and foreign, in which we conduct business and may conduct business in the future;

• our expansion into domestic and international markets;

• our ability to attract customers and clients;

• our marketing and business plans and short-term objectives;

• our ability to obtain and retain the licenses and personnel we require to undertake our business;

• our ability to deliver under contracts with customers;

• anticipated revenue from professional service contracts with customers;

• our strategic relationships with third parties;

• our anticipated trends and challenges in the markets in which we operate;

• governance of us as a public company; and

• expectations regarding future developments of products and our ability to bring these products to market.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following risk factors, some of which are discussed in greater detail under the section "Risk Factors" in our Annual Report on Form 20-F dated January 27, 2023:

• limited operating history;

• failure to realize growth strategy;

• failure to complete transactions or realize anticipated benefits;

• reliance on key personnel;

• regulatory compliance;

• competition;

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KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

• changes in laws, regulations and guidelines;

• demand for our products;

• fluctuating prices of raw materials;

• pricing for products;

• ability to supply sufficient product;

• expansion to other jurisdictions;

• damage to our reputation;

• operating risk and insurance coverage;

• negative operating cash flow;

• management of growth;

• product liability;

• product recalls;

• environmental regulations and risks;

• ownership and protection of intellectual property;

• constraints on marketing products;

• reliance on management;

• fraudulent or illegal activity by our employees, contractors and consultants;

• breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;

• government regulations with regards to COVID-19, employee health and safety regulations;

• the duration and impact of COVID-19, and including variants of COVID-19, on our operations;

• regulatory or agency proceedings, investigations and audits;

• additional capital requirements to support our operations and growth plans, leading to further dilution to shareholders;

• conflicts of interest;

• litigation;

• risks related to United States' and other international activities;

• risks related to security clearances;

• risks relating to the ownership of our securities, such as potential extreme volatility in the price of our securities;

• risks related to our foreign private issuer status; and

• risks related to our failure to meet the continued listing requirements of the Nasdaq Capital Market ("Nasdaq").

Although the forward-looking statements contained herein are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward - looking statements. Certain assumptions were made in preparing the forward-looking statements concerning availability of capital resources, business performance, market conditions and customer demand.

Consequently, all of the forward-looking statements contained herein are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained herein are provided as of the date hereof, and we do not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

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KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

BUSINESS OVERVIEW

Corporate Information

We are a Canadian corporation incorporated on November 28, 2017, under the laws of the Province of British Columbia. Our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada and our corporate office is located at Unit 1, 155 Terrence Matthews Crescent, Ottawa, Ontario, Canada. We have representative offices in the following foreign locations: Washington DC (United States), London (United Kingdom), and Abu Dhabi (United Arab Emirates).

As an early commercial-stage technology company, we develop and commercialize next-generation technology solutions that deliver a tactical advantage for military, public safety agencies and personal defense markets. We focus on three niche market segments as follows:

Our core mission is to protect and save lives.

Major Highlights - Quarter ended June 30, 2023 ("Q3 Fiscal 2023")

The following is a summary of the major highlights that occurred during the quarter ended Q2 Fiscal 2023:

• From April 19 to 20, 2023, at the MDEX tradeshow held in Detroit, U.S., we showcased our BLDS vehicle applications to United States Army PEO Ground Combat Systems program managers, and related OEMs and suppliers.

• On May 1, 2023, the common share purchase warrants issued in connection with the Canadian Offering dated December 6, 2022 (see U.S. IPO and Canadian Offering below) commenced trading on the TSXV under the symbol "KWE.WT.U".

• On May 2, 2023, we announced that DND awarded a CAD $136 million dollar five-year defense contract to the JV Group (KWESST, Akkodis (MODIS) Canada and Thales Canada). KWESST's workshare under the joint venture agreement is up to 20% which would represent approximately CAD $27.2M (or an average of $5.4M per year) of the contract. The contract is a professional services agreement whereby KWESST will provide qualified software and sustainment resources engineering (at rates agreed to in the contract) on a task-based (as-and-when requested basis) to develop specialized (Government of Canada owned) software applications for Land (Canadian Army) Command, Control, Communications, Computers Intelligence, Surveillance and Reconnaissance (LC4ISR) systems. The Company has estimated that the value of work it will perform over the 5-year term will be a minimum of CAD $4 million on average per year. The timing and extent of work performed (and therefore revenue) is at the customer's discretion and based on the issuance of task orders under the agreement as well as agreement with the JV partners on the division of tasks.

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KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

• At the date of this filing, the customer has issued three Statement's of Work (SOWs) for three initial tasks to commence the transition from the incumbent (ADGA). The Company expects, once finalized and once formal approvals have been received, to hire and supply 11 resources under these SOWs which would represent an annualized revenue of approximately CAD $2.2 million. Once the full transition is complete, the Company expects that further work tasks related to certain risk reduction activities, and mostly focused on the TAK/C2OTM capabilities of KWESST will begin to be issued. This would further increase the Company's annualized revenue on the contract, the extent to which can only be estimated once the tasks are issued.

The contract award is subject to customary termination provisions for Government of Canada contracts of this nature which, among other things, allows the Government to terminate for convenience. While the Company has provided a conservative estimate of its value over the life of the contract, the program is critical to the operation of the Canadian Military and we expect that the customer will make use of the majority of the budget awarded under the contract over the 5-year term. The contract also includes five one-year extension options which could extend the length of the contract to a total of up to ten years.

• On May 30, 2023 we announced that Sean Homuth would be appointed as Chief Financial Officer and Chief Compliance Officer effective June 12, 2023. Mr. Homuth is a senior financial executive with more than 20 years of experience working with both Canadian and U.S. public companies across a broad range of industries. He has experience with a variety of financing (equity, debt, royalty) and M&A transactions. Since 2008, he has spent the majority of his time in various senior executive roles with emerging companies. He leads the accounting and controllership, tax planning, financial planning and analysis, investor relations, treasury, human resources and IT functions at KWESST. He also serves as the Company's Chief Compliance Officer. Mr. Homuth is a Chartered Professional Accountant (CPA, CA Ontario) and a Certified Public Accountant (Illinois).

The following is a summary of major highlights that occurred since Q3 Fiscal 2023:

• On July 19, 2023, we announced a brokered private placement offering in the United States (the "Private Placement") and in connection with the Private Placement, that we had entered into a placement agency agreement (the "Placement Agency Agreement") with ThinkEquity LLC ("ThinkEquity"), the Securities Purchase Agreement and a registration rights agreement (the "Registration Rights Agreement") with the Selling Securityholders, all of whom are accredited or institutional accredited investors.

Under the Securities Purchase Agreement, on July 21, 2023 we sold 1,542,194 Common Shares at a price of USD$2.26 (CAD$2.98) per share and 930,548 Pre-Funded Warrants at a price of USD$2.26 (CAD$2.98) per warrant to the Selling Securityholders, with each Common Share and Pre-funded Warrant being bundled with one Warrant. Although the Common Shares and Pre-Funded Warrants were each bundled with a Warrant, each security was issued separately.

Under the Placement Agency Agreement, ThinkEquity acted as sole placement agent for the Private Placement. As compensation for services rendered, we paid ThinkEquity a cash fee of USD$475,013.14 representing 8.5% of the aggregate gross proceeds of the Private Placement and issued 123,637 Warrants to purchase 123,637 Common Shares, representing 5% of the Common Shares and Pre-Funded Warrants sold in the Private Placement. The Warrants issued to ThinkEquity were exercisable, in whole or in part, immediately upon issuance and expire 60 months after July 21, 2023 and have an initial exercise price of USD$2.66 (CAD$3.50) per Common Share. In addition, we granted ThinkEquity a right of first refusal for a period of twelve (12) months beginning on May 19, 2023, to act as sole investment banker, sole book-runner and/or sole placement agent for public and private equity and debt offerings.

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KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

Under the Registration Rights Agreement, we agreed with the Selling Securityholders to use reasonable best efforts to file a resale registration statement on Form F-1 with the SEC to register for resale the Common Shares, Pre-funded Warrant Shares and Warrant Shares sold in the Private Placement and to use reasonable best efforts to cause such registration statement to be declared effective by the SEC.

• On July 25, 2023, we announced the filing of a U.S. patent application for the core module of our next-generation

BLDS, branded "BLaDE" and will make the BLaDE module available as a plug-and-play offering to third-party OEMs for incorporation into their new and legacy electro-optical systems on armored vehicles.

• Subsequent to June 30, we reached settlements in two outstanding claims against the Company, one from a former employee and one from a former consultant. We expect to incur approximately $265K to satisfy the terms of the settlements exclusive of legal fees.

• Subsequent to June 30, we shipped a BLDS system to a NATO country customer.

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KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

RESULTS OF OPERATIONS

The following selected financial data has been extracted from Q3 Fiscal 2023 FS.

	Three months ended June 30,		Nine months ended June 30,		Change
	2023	2022	2023	2022	%
Revenue	$150,269	$282,432	$629,005	$466,148	35%
Cost of sales	(113,471)	(238,350)	(381,689)	(405,841)	-6%
Gross profit	36,798	44,082	247,316	60,307	310%
Gross margin %	24.5%	15.6%	39.3%	12.9%
Operating Expenses
General and administrative ("G&A")	1,802,054	1,322,730	4,446,512	3,410,887	30%
Selling and marketing ("S&M")	731,543	851,705	2,338,646	2,931,460	-20%
Research and development ("R&D")	457,028	350,689	1,026,537	1,610,445	-36%
Total operating expenses	2,990,625	2,525,124	7,811,695	7,952,792	-2%

Operating loss	(2,953,827)	(2,481,042)	(7,564,379)	(7,892,485)	-4%

Other expenses
Share issuance recovery (costs)	-	-	(1,309,545)	-	N/A
Gain on acquisition	-	41,869	-	41,869	-100%
Net finance costs	(40,826)	(184,177)	(595,510)	(304,298)	96%
Foreign exchange gain (loss)	24,332	22,901	(125,708)	22,602	-656%
Loss on disposals	-	-	-	(1,165)	-100%
Change in fair value of warrant liabilities	(481,704)	-	2,707,691	-	N/A
Total other income (expenses), net	(498,198)	(119,407)	676,928	(240,992)	-381%
Net loss	$(3,452,025)	$(2,600,449)	$(6,887,451)	$(8,133,477)	-15%
EBITDA loss	$(3,125,443)	$(2,336,150)	$(5,682,307)	$(7,603,871)	-25%
Adjusted EBITDA loss	$(2,628,857)	$(1,532,263)	$(6,638,484)	$(5,291,673)	25%
Loss per share - basic and diluted	$(0.81)	$(3.50)	$(2.04)	$(11.32)	-82%
Weighted average common shares - basic	4,272,663	742,697	3,374,705	718,400	370%

(1) EBITDA and Adjusted EBITDA are non-IFRS measures. See "Non-IFRS Measures". See below for "Reconciliation of Non-IFRS Measure".

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KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

In the following table, we have reconciled EBITDA and Adjusted EBITDA to the most comparable IFRS financial measure.

	Three months ended June 30,		Nine months ended June 30,
	2023	2022	2023	2022

Net loss as reported under IFRS	$(3,452,025)	$(2,600,449)	$(6,887,451)	$(8,133,477)
Net finance costs	40,826	184,177	595,510	304,298
Depreciation and amortization	285,756	80,122	609,634	225,308
EBITDA loss	(3,125,443)	(2,336,150)	(5,682,307)	(7,603,871)
Other adjustments:
Share issuance recovery (costs)	-	-	1,309,545	-
Share-based compensation	39,214	524,931	316,261	1,875,392
Change in fair value of warrant liabilities	481,704	-	(2,707,691)	-
Professional fees relating to U.S. financing	-	343,726	-	500,112
Gain on acquisition	-	(41,869)	-	(41,869)
Foreign exchange loss (gain)	(24,332)	(22,901)	125,708	(22,602)
Loss on disposals	-	-	-	1,165
Adjusted EBITDA loss	$(2,628,857)	$(1,532,263)	$(6,638,484)	$(5,291,673)

For Q3 and YTD Fiscal 2023, KWESST's net loss was $3.5 million and $6.9 million, respectively. Q3 and YTD Fiscal 2023 adjusted EBITDA loss was $2.6 million and $6.6 million, respectively, an increase of 70% and 25% over the comparable prior periods mainly due to increased operating expenses driven by increased personnel costs, consulting costs, professional fees, insurance costs, regulatory and compliance costs, and tradeshows. The adjustments to EBITDA loss for Q3 and YTD Fiscal 2023 included share insurance costs relating to warrant liabilities, and the change in fair value of derivative liabilities, all of which are related to the warrants issued in the U.S. IPO and Canadian Offering (see Notes 12 and 13 of the Q3 Fiscal 2023 financial statements). Due to the lower volume of stock-based grants in the last 12 months immediately prior to June 30, 2023, compared to same prior period, this has resulted in a material reduction in stock-based compensation expense in the current quarter and YTD compared to Q3 and YTD Fiscal 2022.

Revenue

Total revenue decreased by $0.1 million in the third quarter compared to Q3 Fiscal 2022 and increased by $0.2 million in YTD Fiscal 2023 compared to YTD Fiscal 2022, mainly due to an additional $0.1 million generated from our digitization business line and $0.1 million from our non-lethal business line (driven from sale of ARWEN products).

We expect revenue to increase as we formally receive work tasks under the recently announced Canadian Government contract and we commence hiring and staffing of those requirements. We continue to work towards a commercial launch of our PARA OPS, which we now expect to be in 1H fiscal 2024.

Gross Profit

Our gross profit was negligible in Q3 for both Fiscal 2023 and 2022. For YTD Fiscal 2023, we earned $0.2 million or gross margin of 39%, compared to a negligible amount in the same period in 2022. As we are in the pre-revenue stage for most product lines, we expect continued fluctuation in gross profit / margin during Fiscal 2023 as we ramp up anticipated revenue in the fourth quarter.

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KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

Operating Expenses ("OPEX")

Total OPEX increased by 18% or $0.5 million for the current quarter over the comparable prior period. Excluding the change in share-based compensation expense (non-cash item), total OPEX for the quarter increased by $1.0 million, primarily for the same reasons as noted below in regards to YTD Fiscal 2023.

Total OPEX was $7.8 million for YTD Fiscal 2023 compared to $8.0 million in YTD Fiscal 2022 for a total decrease of $0.2M. Excluding share-based compensation, total OPEX was $7.4 million compared to $6.1 million, a 23% increase over the comparable prior year due to the following factors:

• G&A increased by $1.0 million, or 30%, primarily due to the retention bonus earned by our former CFO, an increase in senior management and directors compensation to be in line with market, higher consulting fees and retention bonuses relating key personnel in the non-lethal business line. Additionally, we incurred an increase in D&O insurance, professional fees, and compliance costs due to KWESST's Nasdaq listing in December 2022 and subsequent regulatory filing compliance.

• S&M decreased by $0.6 million, or 20%, primarily due to a $0.4 million decrease in share-based compensation expense, coupled with lower U.S. business development consulting costs in YTD Fiscal 2023. This was partially offset by an increase in tradeshow spend to promote our products and consulting fees.

• R&D decreased by $0.6 million, or 36%, primarily due to $0.2 million decrease in share-based compensation expense in YTD Fiscal 2023 in comparison to the comparable prior period. R&D expenses further decreased due to reallocating most of our engineering resources to deliver on customer contracts. The related costs are reported as part of cost of sales (for delivered performance obligations to customers) and work-in-progress inventories. These costs included an increase in payroll costs due to the strong local demand for skilled, experienced engineers.

Other income (expenses), net

For Q3 Fiscal 2023, our total other expenses was $0.5 million, compared to total other expenses of $0.1 million in Q3 Fiscal 2022. This change in other income (expenses), net is due to the same reason noted below for YTD Fiscal 2023.

For YTD Fiscal 2023, our total other income was $0.7 million, compared to total other expenses of $0.2 million. The change in other income (expenses), net was driven mainly by the $2.7 million favorable change in fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at June 30, 2023, driven by a decrease in the underlying common share price on June 30, 2023. Under IFRS, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired. This was partially offset by:

• $0.3 million increase in net finance costs is primarily due to the recognition of the remaining unamortized accretion costs and interest expense relating to the repayment of all outstanding loans, following the closing of the U.S. IPO and Canadian Offering;

• $1.3 million in Share Offering Costs relating to the U.S. IPO and Canadian Offering. Under IFRS, we are required to allocate proportionately the $4.2 million total underwriting and share offering costs (collectively "Share Offering Costs") between equity and warrant liabilities resulting from the U.S. IPO and Canadian offering. The portion of the Share Offering Costs allocated to warrant liabilities were expensed.

• $0.1 million increase in foreign exchange loss due to appreciation in the U.S. currency during the year; and

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KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

SUMMARY OF QUARTERLY RESULTS

The following tables summarize selected results for the eight most recent completed quarters to June 30, 2023 (unaudited).

		2023			2022			2021
($ in thousands)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	150	161	317	255	282	166	17	160
Net loss	(3,452)	(1,227)	(2,208)	(2,345)	(2,600)	(2,290)	(2,290)	(2,884)

Note: due to preparing the table in thousands, there may be rounding differences.

Quarterly Results Trend Analysis

There is no material change to our quarterly results trend from our disclosure in our annual MD&A dated January 27, 2023, except that we expect further volatility with our quarterly revenue during Fiscal 2023 due to ramp up of new military contracts, and into fiscal 2024 as we launch PARA OPS coupled with an increase in operating expenses as highlighted in the Results of Operations. Additionally, we expect further volatility with our quarterly net loss due to the remeasurement of warrant liabilities at each reporting period, with the change in fair value recorded through P&L.

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

FINANCIAL CONDITION

The following table summarizes our financial position:

	June 30,	September 30,
	2023	2022
Assets
Current	$4,966,609	$1,516,393
Non-current	6,033,506	5,807,070
Total assets	$11,000,115	$7,323,463

Liabilities
Current	$6,061,344	$6,925,880
Non-current	1,310,275	1,400,474
Total liabilities	7,371,619	8,326,354
Net assets	$3,628,496	$(1,002,891)

Working capital (1)	$(1,094,735)	$(5,409,487)

(1) Working capital is calculated as current assets less current liabilities.

Our working capital was negative $1.1 million at June 30, 2023, an increase of $4.3 million from September 30, 2022. The increase was primarily due to net proceeds from the U.S. IPO and Canadian Offering, an increase to inventory and prepaid expenses, offset partially by repayment of all outstanding loans, payments of overdue accounts payables and certain accrued liabilities, and net operating loss for YTD Fiscal 2023. Current liabilities include warrant liabilities, a non-cash liability item (see Note 12 of Q Fiscal 2023). Excluding warrant liabilities, working capital would be $2.0 million. These warrant liabilities will be extinguished when the warrants are exercised or expired. If exercised, the proceeds will provide us with additional capital to fund our future working capital requirements. There is no assurance that any warrants will be exercised.

Total assets increased by $3.7 million from September 30, 2022, mainly due to an increase of $3.5 million in currents assets made up mostly of net proceeds of the U.S. IPO and Canadian Offering, inventory and prepaid expenses, offset partially by repayment of all outstanding loans, payments of overdue accounts payables and certain accrued liabilities.

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KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

Total liabilities decreased by $0.9 million from September 30, 2022, to $7.3 million at June 30, 2023, mainly due to a reduction in current liabilities from having paid aged accounts payable subsequent to the closing of our NASDAQ IPO. While we have significantly paid the outstanding accounts payable and fully repaid all outstanding loans during the current year, these were offset by the recognition of warrant liabilities at fair value as noted above. As at June 30, 2023, we had $3.0 million of warrant liabilities.

LIQUIDITY AND CAPITAL RESOURCES

Available Liquidity

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. We regularly perform cash flow forecasts to ensure that we have sufficient cash to meet our operational needs while maintaining sufficient liquidity. At this time, we do not use any derivative financial instruments to hedge our currency risk.

At June 30, 2023, our cash position was $1.8 million, an increase of $1.6 million since September 30, 2022 primarily due to net proceeds from the U.S. IPO and Canadian Offering, offset partially by repayment of all outstanding loans, payments of overdue accounts payables and certain accrued liabilities, and net operating loss for YTD Fiscal 2023.

On December 9, 2022, we closed both the U.S. IPO and Canadian Offering pursuant to which we received aggregate gross proceeds of USD$14.1 million (or CAD$19.4 million), before underwriting and offering costs (see below, Capital Resources, for further details including our expected use of proceeds). With the remaining cash position at June 30, 2023 along with the USD$5.6 million private placement closed in July 2023, collections of outstanding receivables, the new Canadian Government Contract and other anticipated contracts, and the commercial launch of PARA OPS in Fiscal 2023, we believe we have sufficient liquidity and capital to timely fund our working capital and contractual obligations, over the next twelve months. However, we may require additional capital in the event we fail to implement our business plan, which could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as they are required in the future. Potential sources of capital may include additional equity and/or debt financings. In our view, the availability of capital will be affected by, among other things, capital market conditions, the success of our PARA OPS system commercialization efforts, timing for winning new customer contracts, potential acquisitions, and other relevant considerations (see Risk Factors). In the event we raise additional funds by issuing equity securities, our existing shareholders will likely experience dilution, and any additional incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operational and financial covenants that could further restrict our operations. Any failure to raise additional funds on terms favorable to us or at all may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not being in a position to advance our commercialization strategy or take advantage of business opportunities.

Consolidated Statements of Cash Flows

The following table summarizes our consolidated statements of cash flows for the respective periods:

	Nine months ended June 30,
	2023	2022
Total cash provided by (used in):
Operating activities	$(11,346,319)	$(3,947,752)
Investing activities	(990,463)	(614,028)
Financing acitivities	13,925,926	2,063,262
Net cash outflows	$1,589,143	$(2,498,518)
Cash, beginning of period	170,545	2,688,105
Cash, end of period	$1,759,688	$189,587

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KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

Cash used by operating activities

Cash flow used in operating activities increased by $7.4 million to $11.3 million for the nine months ended June 30, 2023 primarily due to payments on overdue payables as well as unpaid voluntary deferred wages, consulting fees, and bonuses until we closed the U.S. IPO and Canadian Offering, coupled with significant prepaid expenses during the nine months ended June 30, 2023. Prepaid expenses increased by $1.1 million mainly due to the renewal of D&O and commercial insurance coverage, royalties relating to future Phantom sales, capital market advisory services, and retention bonus for our head of PARA OPS (refundable in the event he voluntarily terminates prior to a specified date as set by us).

Cash used by investing activities

Cash flow used in investing activities was $1.0 million for the nine months ended June 30, 2023, an increase of $0.4 million from the comparable period, mainly due to additional investment in the product development of our PARA OPS, coupled with additional low-rate initial production equipment for PARA OPS.

Cash provided by financing activities

Cash flow provided by financing activities was $13.9 million in YTD Fiscal 2023 compared to $2 million in Fiscal 2022 primarily due to net proceeds generated from the U.S. IPO and Canadian Offering, partially offset by repayment of all outstanding borrowings during the nine months ended June 30, 2023.

Capital Resources

Our objective in managing our capital is to safeguard our ability to continue as a going concern and to sustain future development of the business. Our senior management is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support its growth strategy. Our Board of Directors is responsible for overseeing this process. From time to time, we could issue new common shares or debt to maintain or adjust our capital structure. We are not subject to any externally imposed capital requirements.

Our primary sources of capital to date have been from borrowings, security offerings, exercise of stock options and warrants, and, to a lesser extent, pre-commercial revenue. The following is a breakdown of our capital:

	June 30,	September 30,
	2023	2022
Debt:
Lease obligations	$216,069	$275,621
Borrowings	-	2,278,774
Warrant liabilities	3,027,148	-
Equity:
Share capital	30,950,307	19,496,640
Warrants	2,089,388	1,959,796
Contributed surplus	3,460,772	3,551,330
Accumulated other comprehensive loss	(75,281)	(101,418)
Accumulated deficit	(32,796,690)	(25,909,239)
Total capital	$6,871,713	$1,551,504

During YTD Fiscal 2023, we fully repaid all outstanding loans following the closing of the U.S. IPO and Canadian Offering. Contractual Obligations and Commitments

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KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

At June 30, 2023, our contractual obligations and commitments were as follows:

					5 years and
Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years	beyond
Minimum royalty commitments	$1,050,000	$150,000	$400,000	$500,000	$1,300,000
Accounts payable and accrued liabilities	2,460,099	2,460,099	-	-	-
Lease obligations	562,088	167,236	371,019	23,833	-
Short-term rental obligations	35,158	35,158	-	-	-
Total contractual obligations	$4,107,345	$2,812,493	$771,019	$523,833	$1,300,000

Shares Outstanding

At June 30, 2023, our authorized capital consists of an unlimited number of Common Shares with no stated par value.

The following table shows the outstanding Common Shares and dilutive securities at June 30, 2023:

		Average
	June 30,	price	Proceeds if
	2023(1)	(CAD $)	Exercised
Common shares	4,074,588
Founders' warrants	106,000	$14.00	$1,484,000
Broker warrants	643	$139.97	$90,000
Warrants	32,714	$84.20	$2,754,399
Pre-funded warrants	199,000	$0.01	$1,990
Warrant liabilities	3,282,533	$6.62	$21,730,368
Over-allotment warrants	375,000	$6.62	$2,482,500
U.S. Underwriter warrants	134,950	$6.84	$923,058
Stock options	59,907	$4.10	$245,619
Restricted stock units (RSUs)	6,214	$-	$-
Agents' compensation options:
Common shares	50,848	$5.47	$278,127
Warrants	50,848	$6.62	$336,715
Total common shares and dilutive securities	8,373,245		$30,326,776

(1) Represents the number of shares to be issued upon exercise.

U.S. IPO and Canadian Offering

On December 9, 2022, we closed an underwritten U.S. public offering (the "U.S. IPO") and an underwritten Canadian offering (the "Canadian Offering"). In the U.S. IPO, we sold 2.5 million units at a public offering price of US$4.13 per unit (the "Unit"), consisting of one share of common stock and one warrant to purchase one share of common stock ("Warrant"). The Warrants have a per share exercise price of US$5.00, can be exercised immediately, and expire five years from the date of issuance. In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 199,000 pre-funded common share purchase warrants and 375,000 warrants to purchase Common Shares. All these warrants will expire on December 8, 2027.

In the Canadian Offering, we sold 726,392 units, each consisting of one Common Share and one warrant to purchase one Common Share, at a price to the public of US$4.13 per unit. The warrants will have a per Common Share exercise price of US$5.00, are exercisable immediately and expire five years from the date of issuance.

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KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

The closing of the U.S. IPO and Canadian Offering resulted in aggregate gross proceeds of US$14.1 million (CAD $19.4 million). After underwriting discounts and offering expenses, the net proceeds were US$11.2 million (CAD $15.2 million). See Note 13 of Q3 Fiscal 2023 FS for further details.

For the estimated use of proceeds from the U.S. IPO and Canadian Offering, refer to our annual MD&A for Fiscal 2022 dated January 27, 2023.

Shares for Debt Settlement

On December 13, 2022, we issued 56,141 Units to settle $12,000 of the March 2022 loans and USD$223,321 of the August 2022 loans, including unpaid accrued interest and 10% premium at maturity. See Note 13(a) of Q2 Fiscal 2023 for further details.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

RELATED PARTY TRANSACTIONS

Refer to Note 9 of Q3 Fiscal 2023 FS for disclosure about KWESST's related party transactions conducted in the normal course of business.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred.

Refer to Note 17 of the Q3 Fiscal 2023 FS for further disclosure our financial instruments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2(f) of the Fiscal 2022 audited consolidated financial statements for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

OUTSTANDING SHARE INFORMATION

At June 30, 2023, KWESST's authorized capital consists of an unlimited number of common shares with no stated par value. There were 4,074,588 outstanding and issued common shares as at June 30, 2023.

SUBSEQUENT EVENT

On July 21, 2023, the Company announced the closing of a US$5.688 million private placement in the United States. As part of the offering the Company issued 1,542,194 common shares at a price of US$2.26 (CAD$2.98) per common share and 930,548 pre-funded warrants at a price of us$2.26 (CAD$2.98) per pre-funded warrant, with each common share and pre- funded warrant being bundled with one common share purchase warrant of the Company. Each pre-funded warrant entitles the holder to acquire one common share at an exercise price of US$0.01 per common share, and each common warrant is immediately exercisable and entitles the holder to acquire one common share at an exercise price of US$2.66 (CAD$3.50) per common share for a period of 60 months following the closing of the offering.

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KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

ThinkEquity acted as sole placement agent for the Offering. As compensation for services rendered, the Company paid to ThinkEquity a cash fee of US$475,013.14 representing 8.5% of the aggregate gross proceeds of the Offering and issued 123,637 warrants to purchase a number of Common Shares (the "Placement Agent Warrants", representing 5% of the Common Shares and Pre-Funded Warrants sold in the Offering. The Placement Agent Warrants, will be exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing date of the Offering at an initial exercise price of US$2.66 (CAD$3.50) per Common Share.

During the period ending June 30, 2023, and subsequent to period end, the Company reached settlements in two separate litigation cases involving a former employee and former consultant. The Company accrued approximately $267,000 related to these settlements at June 30. The Company expects to finalize all payments related to the settlements in Q4.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As a result of our Nasdaq listing on December 6, 2022, KWESST ceased to be a "venture issuer", resulting in KWESST becoming subject to additional requirements under applicable laws relating to the establishment and maintenance of disclosure controls and procedures and internal controls over financial reporting, as defined in National Instrument NI 52- 109 "Certification of Disclosures in Issuers' Annual and Interim Filings" ("NI 52-109"), starting with this interim filing. During the three months ended March 31, 2023, we hired a third party consulting firm to assist management with the review and assessment of the following, which remains ongoing and additional matters may come to our attention.

Disclosure controls and procedures ("DC&P")

Our CEO and Interim CFO are responsible for establishing and maintaining our DC&P. These DC&P are designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. Our CEO and Interim CFO have evaluated the design and effectiveness of our DC&P at the end of the quarter and based on the evaluation have concluded that, as a result of the material weakness described below, our DC&P were not effective as at June 30, 2023.

We had an aggregation of deficiencies within our IT general controls across multiple systems, including deficiencies related to segregation of duties and user access. As a result, we concluded that the process-level automated and manual controls in the areas of journal entries, revenue and inventory costing that are dependent on IT general controls, information, and data derived from affected IT systems were also ineffective because they could have been adversely impacted. This material weakness creates a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis. As a result of the identification of this material weakness, we performed additional analysis and other post-closing procedures.

Internal controls over financial reporting ("ICFR")

Our ICFR are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our management is responsible for establishing and maintaining adequate ICFR. Management, including CEO and Interim CFO, does not expect that our ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation.

NI 52-109 requires the CEO and Interim CFO to certify that they are responsible for establishing and maintaining ICFR for KWESST and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Our CEO and Interim CFO are also responsible for disclosing any changes to our internal controls during the most recent period that have materially affected, or are reasonably likely to materially effect, our ICFR. Our management under the supervision of our CEO and Interim CFO has evaluated the design of our ICFR based on the Internal Control - Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

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KWESST MICRO SYSTEMS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2023

As at June 30, 2023, management assessed the design of our ICFR and concluded that our ICFR includes a material weakness as previously noted above. To compensate for this material weakness, management continues to perform additional account reconciliations and other analytical and substantive procedures to ensure reliable financial reporting and the preparation of financial statements in accordance with IFRS. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Remediation Plan

In Q2 the Company announced the upcoming departure of its CFO who formally left at the beginning of Q3. His replacement was not hired and onboarded until the end of Q3. Given this, and the fact that the conclusion regarding the material weakness was identified late in Q2, we have not had adequate time to develop a remediation plan to remedy the material weakness described above. We expect to complete the remediation plan by the end of Fiscal 2023 and remedy the material weakness throughout Fiscal 2024 until the material weakness is remedied.

Although there can be no assurance that we will timely implement the remediation plan or that additional material weaknesses in our ICFR will not be identified in the future, management believes the foregoing efforts will, when implemented, strengthen our ICFR and DC&P and effectively remediate the identified material weakness. Management will take additional remedial actions as necessary as they continue to evaluate and work to improve KWESST's ICFR environment.

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